SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for October 2021

São Paulo, November 5, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of October 2021, compared to the same period in 2020.

Highlights:

|	In the domestic market, demand (RPK) for GOL’s flights increased 13.9% and supply (ASK) increased by 5.3%. GOL’s domestic load factor was 84.3% in October, a 6,4 p.p higher in comparison to October 2020. GOL transported 1.9 million passengers during the month, a 23.5% increase over October 2020.
|	GOL did not operate regular international flights during the month.

October/21 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures(¹)			LTM Traffic Figures (¹)
Operating data *	Oct/21	Oct/20	% Var.	10M21	10M20	% Var.	LTM21	LTM20	% Var.
Total GOL
Departures	13,003	11,258	15.5%	101,815	98,698	3.2%	127,645	145,149	-12.1%
Seats (thousand)	2,267	1,983	14.3%	17,919	16,998	5.4%	22,460	25,245	-11.0%
ASK (million)	2,439	2,317	5.3%	20,755	19,760	5.0%	26,137	28,805	-9.3%
RPK (million)	2,056	1,805	13.9%	17,010	15,689	8.4%	21,447	23,055	-7.0%
Load factor	84.3%	77.9%	6.4 p.p	82.0%	79.4%	2.6 p.p	82.1%	80.0%	2.0 p.p
Pax on board (thousand)	1,875	1,519	23.4%	14,283	13,096	9.1%	17,963	19,669	-8.7%
Domestic GOL
Departures	13,003	11,258	15.5%	101,815	94,306	8.0%	127,645	138,058	-7.5%
Seats (thousand)	2,267	1,983	14.3%	17,919	16,247	10.3%	22,460	24,032	-6.5%
ASK (million)	2,439	2,317	5.3%	20,755	17,976	15.5%	26,137	25,948	0.7%
RPK (million)	2,056	1,805	13.9%	17,010	14,399	18.1%	21,447	20,971	2.3%
Load factor	84.3%	77.9%	6.4 p.p	82.0%	80.1%	1.9 p.p	82.1%	80.8%	1.2 p.p
Pax on board (thousand)	1,875	1,519	23.4%	14,283	12,602	13.3%	17,963	18,844	-4.7%
International GOL
Departures	0	0	N.A	0	4,392	N.A	0	7,091	N.A
Seats (thousand)	0	0	N.A	0	751	N.A	0	1,214	N.A
ASK (million)	0	0	N.A	0	1,784	N.A	0	2,857	N.A
RPK (million)	0	0	N.A	0	1,290	N.A	0	2,084	N.A
Load factor	0	0	N.A	0	72.3%	N.A	0	72.9%	N.A
Pax on board (thousand)	0	0	N.A	0	494	N.A	0	825	N.A
On-time Departures	94.2%	96.9%	-2.8 p.p	96.0%	94.3%	1.8 p.p	95.2%	93.4%	1.8 p.p
Flight Completion	98.7%	98.9%	-0.1 p.p	98.9%	97.3%	1.7 p.p	98.8%	97.1%	1.7 p.p
Cargo Ton (thousand)	4.2	3.4	22.8%	33.0	33.3	-0.9%	40.7	51.7	-21.3%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for October 2021

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer